Exhibit 4.8
DESCRIPTION OF SECURITIES

Sphere 3D Corp. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common shares, no par value per share.
The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Business Corporation Act (Ontario) (“OBCA”) and our Articles and By-laws. We encourage you to review our:

•	Articles of Amendment dated May 6, 2020;

•	Articles of Amendment dated November 6, 2019;

•	Articles of Amendment dated July 12, 2019;

•	Articles of Amendment dated November 13, 2018;

•	Articles of Amendment dated November 5, 2018;

•	Articles of Amendment dated September 28, 2018;

•	Articles of Amendment dated July 11, 2017;

•	Articles of Amalgamation dated March 24, 2015;

•	By-law No. 1, as amended; and

•	By-law No. 2.
Our authorized share capital consists of an unlimited number of Common Shares, no par value, and an unlimited number of Preferred Shares issuable in Series.
Common Shares
As of May 6, 2020, there were 4,597,405 Common Shares outstanding. The Company’s Common Shares are listed on the NASDAQ Capital Market under the symbol “ANY”. The holders of Common Shares have the following rights, restrictions and privileges in respect of their Common Shares:

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The right to vote, one vote per share, at all meetings of shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of the Company’s Articles or pursuant to the provisions of the OBCA);

•	Cumulative voting for the election of directors is not permitted;

•	After payments of dividends to the holders of preferred shares, the right to receive dividends, as and when declared by the Board of Directors of the Company; and

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Upon the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, after payment to the holders of the preferred shares of the amount or amounts to which they may be entitled, the holders of the common shares shall be entitled to share pro rata in any distribution of the property or assets of the Company.

Preferred Shares
As of May 6, 2020, there were 6,843,778 Series B Preferred Shares, 1,600,000 Series C Preferred Shares and 1,694,000 Series D Preferred Shares outstanding. The conversion of the outstanding Series B and C Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, the Board has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock. The preferred stock outstanding does not have voting rights.

Series B Preferred Shares
The holders of Series B Preferred Shares have the following rights, restrictions and privileges in respect of their Preferred Shares:

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Subject to prior shareholder approval, the Series B Preferred Shares are convertible into our common shares, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends beginning November 2020, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per Common Share prior to the date the conversion notice is provided, subject to a conversion price floor of $0.80;

•	Carry a cumulative preferred dividend at a rate of 8.0% of the subscription price per Series B Preferred Share; and

•	Carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends.
Series C Preferred Shares
The holders of Series C Preferred Shares have the following rights, restrictions and privileges in respect of their Preferred Shares:

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Subject to prior shareholder approval, the Series C Preferred Shares are convertible into our common shares, at a conversion rate in effect on the date of conversion. The sole holder of the Series C Preferred Shares, may, at any time, convert all or any part of the Series C Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 19.9% of the total number of outstanding common shares of the Company.

Series D Preferred Shares

The holders of Series D Preferred Shares have the following rights, restrictions and privileges in respect of their Preferred Shares:

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The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to US$0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.9% of the total number of outstanding common shares of the Company or in the aggregate no more than 800,000 common shares by all holders of Series D Preferred Shares.

Dividends
The Company has not declared or paid any dividends on its Common Shares to date. The Company’s outstanding Series B Preferred Shares accrue dividends at a rate of 8.0% per annum. Dividends on Preferred Shares shall be paid on such date or dates as and when decided by the board of directors out of moneys properly applicable to the payment of such dividends.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The Company’s by-laws provide that shareholders seeking to nominate candidates for election as directors at a meeting of shareholders must provide the Company with timely written notice of their proposal. The Company’s by-laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholder’s from making nominations for directors at an annual meeting of shareholders.
Indemnification of Our Executive Officers and Directors
In accordance with the by-laws of the Company, directors and officers are each indemnified by the Company against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Company and have otherwise complied with the provisions of applicable corporate law.